April 28, 2006

Mail Stop 4561

Mr. Richard W. Evans, Jr.
Chief Executive Officer
Cullen/Frost Bankers, Inc.
100 West Houston Street
San Antonio, TX 78205

Re: Cullen/Frost Bankers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 3, 2006
File Number: 001-13221

Dear Mr. Evans:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant